                                                                  Exhibit (a)(1)

                              OFFER TO PURCHASE AND
                         CONSENT SOLICITATION STATEMENT



                             NPC INTERNATIONAL, INC.

          Offer to Purchase For Cash All Outstanding Options Under the NPC International, Inc. 1994 Non-Qualified Stock Option Plan

                                       AND

          Consent Solicitation For Amendments to Awards Notices and the
                      1994 Non-Qualified Stock Option Plan

 ===============================================================================

   The Offer and Withdrawal Rights Expire at 12:00 Midnight, New York City Time, on August 10, 2001, Unless the Offer is Extended (the time and date on which the Offer expires, as the same may be extended are referred to as the "Expiration Date")

 ===============================================================================

         NPC International, Inc. is offering to purchase and cancel all outstanding options to purchase shares of our common stock granted under the NPC International, Inc. 1994 Non-Qualified Stock Option Plan (the "1994 Option Plan") for an amount payable in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation and in the related Letter Agreement and Consent accompanying this document (which collectively constitute the "Offer" as the same amended or supplemented from time to time). For all vested options, you will receive a cash amount payable promptly following the completion of the Offer. The balance of the cash amount for each tendered option will be payable in accordance with the vesting schedule of your options, as set forth in Schedule A to this tender offer.

         We will not accept partial tenders. You must tender all of your options or none of your options. This Offer is subject to conditions which we describe in Section 6 of this Offer, including the consummation of the proposed merger of NPC with Mergeco, Inc., a company controlled by Mr. O. Gene Bicknell, NPC's Chairman of the Board, Chief Executive Officer and majority stockholder. As a result of that merger, NPC would be privately owned solely by the stockholders of Mergeco which are limited to Mr. O. Gene Bicknell and certain related parties. Use of the words "we" or "our" in the Offer refer to NPC.

         This Offer is also conditioned upon tender of a minimum of options representing the right to purchase more than 50% of the shares issuable upon exercise of all Options granted under the 1994 Option Plan.

         NPC is also soliciting your consent as an optionholder to the amendments to your Award Notice under the 1994 Option Plan and amendments to the 1994 Option Plan necessary to consummate this Offer. These amendments are described in Section 2 of this Offer and set forth in their entirety in Schedule C to this tender offer. Optionholders who wish to tender under the Offer are required to also consent to the amendment of their Award Notice and the 1994 Option Plan.

         Although our board of directors has approved this Offer, neither we nor our board of directors makes any recommendation as to whether you should tender your options for cancellation or give your consent to the amendments. You must make your own decision whether to tender your options and give your consent. We have been informed by our executive officers that they intend to tender all of their options for cancellation in the Offer and consent to the amendments, except for Mr. O. Gene Bicknell whose options will be cancelled without payment of any cash.

         The common stock issuable upon exercise of the options is listed and principally traded on the Nasdaq National Market System (the "Nasdaq") under the symbol "NPCI." On June 2, 2001, the last trading day prior to the making of this Offer, the last reported sale price of the common stock on Nasdaq was $10.81 per share. You are urged to obtain current market prices for the common stock.

         This transaction has not been approved or disapproved by the Securities and Exchange Commission ("SEC"). Nor has the SEC passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

         You should direct questions about this Offer or requests for assistance or for additional copies of this Offer to Purchase and Consent Solicitation Statement to Susie Edwards, Employee Benefits Manager, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762, (telephone: (800) 492-3633).

                                   IMPORTANT

         If you wish to tender your options and consent to the amendments to your Award Notice under the 1994 Option Plan and the amendments to the 1994 Option Plan, you must complete and sign the related Letter Agreement and Consent which accompanies this document in accordance with its instructions, and mail or otherwise deliver it and any other required documents to us at Susie Edwards, Employee Benefits Manager, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762, (telephone: (800) 492-3633).

         We are not making this Offer to, nor will we accept any tender of options from or on behalf of, optionholders in any jurisdiction in which the Offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this Offer to optionholders in any such jurisdiction.

         We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this document or in the related Letter Agreement and Consent accompanying this document. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                               SUMMARY TERM SHEET

         We are offering to cancel all outstanding options to purchase shares of our common stock issued under our 1994 Option Plan and soliciting your consent to the amendments to your Award Notice under the 1994 Option Plan and amendments to the 1994 Option Plan necessary to consummate this Offer. The following are some of the questions that you, as an optionholder, may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this document and the Letter Agreement and Consent accompanying this document.

What Will I Receive If I Decide To Tender My Options For Cancellation and Give My Consent to the Amendments?

         We will pay you cash in the amount and at the times set forth on Schedule A.

How Was the Purchase Price Determined?

         The amount to be paid to you with respect to your options is determined by subtracting the exercise price per share of your options from $11.55, and multiplying the difference times the number of shares of NPC common stock that you may purchase upon exercise of your options. The $11.55 amount is equal to the amount per share that the holders of common stock, other than the stockholders of Mergeco, will receive for their shares in connection with the merger. The NPC board of directors formed a special committee consisting of Mr. Freeman and Mr. Braude, who are each disinterested directors, to evaluate and negotiate the terms of the merger agreement with Mergeco as well as evaluate and negotiate any other proposals to acquire shares not owned by Mr. O. Gene Bicknell or persons under his control. The special committee selected and retained legal and financial advisors to assist it in such evaluation and negotiation, and received an opinion from Goldsmith Agio Helms Securities, Inc., its financial advisor, on which the special committee and the entire board of directors relied in part, that as of its date the $11.55 per share the NPC stockholders will receive in the proposed merger is fair to them from a financial point of view. Neither the board of directors, the special committee nor the special committee's advisors have made any determination of whether the Offer is fair to you from a financial point of view.

When Will I Receive Payment For My Canceled Options?

         If your options to purchase shares of common stock are fully vested and exercisable as of the Expiration Date of the Offer, or if you are not a current employee of NPC (whether or not your options are fully vested and exercisable as of the Expiration Date of the Offer) you will receive a cash payment for the full amount of your vested options as set forth on Schedule A as soon as practicable after the Expiration Date of the Offer ("payment date").

         If you are a current employee of NPC and your options to purchase shares of common stock are not fully vested and exercisable as of the Expiration Date of the Offer, you will receive 100% of the cash amount applicable to your vested options, with the balance of the cash amount payable to you as soon as practicable after the date or dates your options would have become vested and exercisable had they not been canceled, provided that you are still an employee of NPC on the applicable vesting dates. See Schedule A. If you are not still an employee of NPC on the applicable vesting date, you will not receive the balance otherwise payable on that date or any future date.

         Your options have an expiration date set forth in the applicable Award Notice, and if your options expire prior to the Expiration Date of this Offer, you will not be entitled to receive payment for your options under the Offer. Similarly, if your employment with NPC has terminated more than three months prior to the Expiration Date (other than as a result of death or permanent and total disability), your options will terminate and you will not be entitled to receive payment for your options under the Offer.

Do I Have to Tender All of My Options?

         Yes. We will not accept partial tenders. You must tender all of your options or none of your options. See Section 3.

What Happens to Options if I Do Not Tender?

         If the merger between NPC and Mergeco is consummated, the articles of incorporation of the surviving corporation will be immediately amended to effect a reverse stock split of 50,000 shares for 1 share. As a result, all options to purchase less than 50,000 shares would represent the right to purchase a fraction of a share of common stock of NPC. Fractional shares will not be issued upon exercise of options. Instead you will receive a cash payment in an amount determined by multiplying that fraction by the difference between the fair value of a full share at the time of exercise over the exercise price per share of that option, which could be more or less than $11.55 per share. See Section 2.

Does NPC Have the Financial Resources to Make Payment?

         A condition to the consummation of this Offer is that the financing necessary to consummate the merger of NPC and Mergeco and to pay the tendering optionholders the amounts necessary at that time shall have been obtained. We also expect to have sufficient cash on hand to make future payments with respect to the options that are not vested at the time of the consummation of the merger. See Section 8.

         Amounts payable subsequent to the payment date will be general, unsecured obligations of NPC. As a result of the merger, NPC will have substantially more debt than it has now. This debt will be secured by NPC's assets and will therefore have priority over NPC's future payment obligations required pursuant to this Offer. See Section 8.

Will I Have to Pay Taxes if My Options Are Cancelled in the Offer?

         Yes. The cash amounts paid to optionholders who tender options for cancellation is taxed as ordinary compensation income of the optionholders in the year received. Such income is subject to withholding of income, FICA and Medicare taxes and other applicable withholdings. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the Offer. See Section 12.

Do I Have to Consent to the Amendments in Order to Tender My Options?

         Yes. Tenders of options for cancellation will not be accepted unless you also consent to the amendments to your Award Notice under the 1994 Option Plan and amendments to the 1994 Option Plan.

When Does the Offer Expire? Can the Offer be Extended, and if so, How Will I be Notified if it is Extended?

         The Offer expires on August 10, 2001, at 12:00 midnight, New York City time, unless it is extended by us.

         We may, in our discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. It is expected that the Offer will be extended to coincide with the closing of the merger between NPC and Mergeco.

         If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration of the Offer. See Section 3.

How Do I Tender My Options and Give My Consent?

         If you decide to tender your options and give your consent, you must deliver, before 12:00 midnight, New York City time, on August 10, 2001, a properly completed and duly executed copy of the Letter Agreement and Consent accompanying this document to Susie Edwards, Employee Benefits Manager, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762, (telephone:
(800) 492-3633). See Section 3.

         If the Offer is extended by us beyond that time, you must deliver these documents before the extended expiration of the Offer.

         We reserve the right to reject any or all tenders of options and consents that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options and consents which are not validly withdrawn. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the Offer.

During What Period of Time May I Withdraw Previously Tendered Options?

         You may withdraw your tendered options at any time before 12:00 midnight, New York City time, on August 10, 2001. If the Offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above prior to the expiration of the Offer. See Section 4.

What are the Conditions to the Offer?

         The Offer is conditioned upon a tender of options representing the right to purchase more than 50% of the shares issuable upon exercise of all options granted under the 1994 Option Plan and receipt of consents from that percentage of options to the amendments to the Award Notices under the 1994 Option Plan and amendments to the 1994 Option Plan necessary to consummate the Offer. In addition, the Offer is conditioned upon the consummation of the merger of NPC and Mergeco whereby the stockholders of NPC, other than Mergeco's stockholders, would have each of their shares converted into $11.55 per share in cash. A number of conditions must be satisfied before NPC or Mergeco is obligated to complete the merger, including, among others, the following:

         . the holders of a majority of the shares of NPC common stock voting at the special meeting of stockholders called for the purpose of considering the merger, excluding shares owned by the Mergeco stockholders, must approve and adopt the merger agreement;

         . there must be no legal or judicial restraints or prohibitions preventing completion of the merger;

         . the holders of no more than five percent of the outstanding shares of NPC common stock have properly demanded appraisal rights for their shares;

         . the funding of the financing for the merger and the Offer must be obtained; and

         . satisfaction of the representations, warranties and covenants set forth in the merger agreement or waiver by the party for whose benefit they are made. See Section 6.

         In addition, the financing necessary to consummate the merger is also subject to certain additional conditions. See Section 8.

What Does NPC and its Board of Directors Think of the Offer?

         Although our board of directors has approved this Offer, neither we nor our board of directors makes any recommendation as to whether you should tender your options or give your consent to the amendments to your Award Notice under the 1994 Option Plan or the amendments to the 1994 Option Plan necessary to consummate the Offer. You must make your own decision whether to tender options and give your consent. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisors. Our executive officers have informed us that they intend to tender all of their options pursuant to the Offer, and give their consent, except that the options held by Mr. O. Gene Bicknell will be cancelled without the payment of any cash.

What is the Market Value of NPC Shares as of a Recent Date?

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         As of June 29, 2001, the last sale price per share of NPC common stock reported on the NASDAQ National Market was $10.80.

Who Can I Talk to if I Have Questions About the Offer?

         For additional information or assistance, you should contact:

         Susie Edwards, Employee Benefits Manager
         NPC International, Inc.,
         720 West 20th Street
         Pittsburg, Kansas 66762
         telephone: (800) 492-3633

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                                 INTRODUCTION

         NPC International, Inc. is offering to cancel all outstanding options to purchase shares of our common stock granted under the NPC International, Inc. 1994 Non-Qualified Stock Option Plan for cash. We are making this Offer upon the terms and subject to the conditions set forth in this document and the related Letter Agreement and Consent. For all vested options, you will receive a cash amount payable promptly following the completion of the Offer. The balance of the cash amount for each tendered option will be payable in accordance with the vesting schedule of your options, as set forth in Schedule A to this document.

         We will not accept partial tenders. You must tender all of your options or none of your options. This Offer is subject to conditions which we describe in Section 6 of this Offer.

         NPC is also soliciting your consent as an optionholder to the amendments to your Award Notice under the 1994 Option Plan and amendments to the 1994 Option Plan necessary to consummate this Offer. These amendments are described in Section 2 of this Offer and set forth in their entirety in Schedule C to this tender offer.

         The tender offer is conditioned upon a tender of options representing the right to purchase more than 50% of the shares issuable upon exercise of all options granted under the 1994 Option Plan and upon the consummation of the merger of NPC and Mergeco whereby the stockholders of NPC, other than Mergeco's stockholders, would have their shares converted into $11.55 per share in cash. A number of conditions must be satisfied before NPC or Mergeco is obligated to complete the merger, which are set forth in Section 6.

         If you tender your options to purchase shares of NPC common stock and the shares are fully vested and exercisable as of the date of this tender offer, or you are not a current employee of NPC (whether or not your options are fully vested and exercisable as of the date of this tender offer), you will receive the full cash amount for your vested options as set forth on Schedule A as soon as practicable after the expiration of this tender offer ("payment date").

         If you are a current employee of NPC and the options you tender are not fully vested and exercisable as of the Expiration Date, you will receive 100% of the cash amount applicable to your vested options, with the balance of the cash amount payable to you on the date or dates your options would have become vested and exercisable had they not been canceled, provided that you are still an employee of NPC on the applicable vesting dates. See Schedule A. If you are not still an employee of NPC on the applicable vesting date, you will not receive the balance otherwise payable on that date or any future date.

         Your options have an expiration date set forth in the applicable Award Notice, and if your options expire prior to the Expiration Date of this Offer, you will not be entitled to receive payment for your options under the Offer. Similarly, if your employment with NPC has terminated more than three months prior to the Expiration Date (other than as a result of death or permanent and total disability), your options will terminate and you will not be entitled to receive payment for your options under the Offer.

         Amounts payable subsequent to the payment date will be general, unsecured obligations of NPC.

         As of June 29, 2001, options to purchase 1,055,895 shares of our common stock were issued and outstanding under the 1994 Option Plan, excluding 650,000 shares subject to options granted to Mr. O. Gene Bicknell.




 . All options
accepted by us pursuant to this Offer will be canceled.

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                                   THE OFFER

1.       Number of Options; Expiration Date

         Upon the terms and subject to the conditions of the Offer, we will cancel for cash all outstanding options under the 1994 Option Plan that are properly tendered and not validly withdrawn in accordance with Section 4 before the "Expiration Date" of the Offer.

         We will not accept partial tenders. You must tender all of your options or none of your options. This Offer is subject to conditions which we describe in Section 6 of this Offer.

         NPC is also soliciting your consent as an optionholder to the amendments to your Award Notice under the 1994 Option Plan and amendments to the 1994 Option Plan necessary to consummate this Offer. These amendments are described in Section 2 of this Offer and set forth in their entirety in Schedule C to this document. Optionholders who wish to tender under the Offer are required to also consent to the amendments to the 1994 Option Plan.

         This Offer is conditioned upon tender of a minimum of options representing the right to purchase a majority of the shares issuable upon exercise of all options granted under the 1994 Option Plan. The Offer is also conditioned upon the consummation of the merger of NPC and Mergeco, Inc., a company controlled by O. Gene Bicknell, the Chairman of the Board, Chief Executive Officer and majority stockholder of NPC. Under the merger, the stockholders of NPC, other than Mergeco's stockholders, would have their shares converted into $11.55 per share in cash. A number of conditions must be satisfied before NPC or Mergeco is obligated to complete the merger, which are described in Section 6.

         If you tender your options to purchase shares of NPC common stock and the shares are fully vested and exercisable as of the date of this tender offer, or you are not a current employee of NPC (whether or not your options are fully vested and exercisable as of the date of this tender offer), you will receive the full cash amount for your vested options as set forth on Schedule A as soon as practicable after the expiration of this tender offer ("payment date").

         If you are a current employee of NPC and the options you tender are not fully vested and exercisable as of the date of this tender offer, you will receive 100% of the cash amount applicable to your vested options, with the balance of the cash amount payable to you on the date or dates your options would have become vested and exercisable had they not been canceled, provided that you are still an employee of NPC on the applicable vesting dates. See Schedule A. If you are not still an employee of NPC on the applicable vesting date, you will not receive the balance otherwise payable on that date or any future date.

         Your options have an expiration date set forth in the applicable Award Notice, and if your options expire prior to the Expiration Date of this Offer, you will not be entitled to receive payment for your options under the Offer. Similarly, if your employment with NPC has terminated more than three months prior to the Expiration Date (other than as a result of death or permanent and total disability), your options will terminate and you will not be entitled to receive payment for your options under the Offer.

         Amounts payable subsequent to the payment date will be general, unsecured obligations of NPC International, Inc.

         The term "Expiration Date" means 12:00 midnight, New York City time, on August 10, 2001, unless and until we, in our discretion, have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" refers to the latest time and date at which the Offer, as so extended, expires. See Section 13 for a description of our rights to extend, delay, terminate and amend the Offer.

         If we decide to take any of the following actions, we will publish notice of such action and extend the Offer for a period of ten business days after the date of such publication:

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         (a)   (1)  we increase or decrease the amount of consideration offered for the options;

               (2) we decrease the number of options eligible to be tendered in the Offer; or

               (3) we increase the number of options eligible to be tendered in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the Offer immediately prior to the increase; and

         (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 13.

               For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2. Purpose of the Offer and Description of Amendments to Award Notices and the Plan

         On April 13, 2001, the board of directors of NPC approved a merger agreement with Mergeco, whereby the stockholders of NPC, other than Mergeco's stockholders, would have their shares converted into $11.55 per share in cash. The merger is intended to allow O. Gene Bicknell, the Bicknell Family Holding Company, and the Bicknell Family Foundation, which are the stockholders of Mergeco, to acquire all of the common stock held by the other stockholders of NPC. As a result of the merger, Mergeco would be merged into NPC, the Mergeco stockholders would own 100% of NPC's common stock, and NPC's common stock will cease to be quoted on Nasdaq and there will no longer be an active market for the trading of NPC common stock. NPC's reporting obligations to the SEC will also cease following the merger.

         One of the conditions to Mergeco's obligation to complete the merger is that holders of options representing the right to purchase more than 50% of the shares issuable upon exercise of all options granted under the 1994 Option Plan consent to amendments to that plan resulting in termination and cancellation of each option as to which that consent has been given. Each holder of a canceled NPC stock option other than Mr. O. Gene Bicknell will be entitled to receive, upon satisfaction of the condition to vesting of each applicable installment that would otherwise have occurred, a specified cash payment. This cash payment would be equal to the amount determined by multiplying the number of shares that would have been received upon exercise of the applicable vested installment of the canceled NPC option, times the excess, if any, of $11.55 per share over the per share exercise price of that option. Cash payments will be reduced by the amount of any required withholdings for income, FICA and medicare taxes and other applicable withholdings. Each outstanding and unexercised stock option granted under the 1994 Option Plan to Mr. O. Gene Bicknell will be canceled as of the effective time of the merger without the payment of any cash. Mr. Schwartz and Mr. Cook, NPC's chief operating officer and chief financial officer, respectively, are expected to consent to the amendments to their Award Notices under the 1994 Option Plan and amendments to the 1994 Option Plan necessary to consummate the Offer, and to have their options cancelled pursuant to the Offer. The amendments to the Award Notices and 1994 Option Plan are set forth in their entirety in Schedule C to this tender offer.

         The articles of incorporation of NPC will be amended after the effective time of the merger to effect a reverse stock split so that holders of stock options to purchase less than 50,000 shares will, upon exercise, be only entitled to receive cash in lieu of a fractional share of the surviving corporation. As a result, any holder of an option granted under the 1994 Option Plan who does not consent to the amendment to the plan described in the immediately preceding paragraph will receive a cash payment instead of receiving any shares of the surviving corporation upon exercise of an option, subject to applicable vesting periods. The amount of this cash payment will be determined by multiplying the fraction of a share that would have been received upon exercise of the option, times the excess, if any, of the fair value of a share of the surviving corporation at the time of the exercise of the option, if any, over the exercise price of that option. Our executive officers have informed us that they intend to tender all of their options pursuant to the Offer, except for Mr. O. Gene Bicknell whose options will be cancelled without payment of any cash. Therefore, even though the options held by those executive officers are in excess of 50,000 shares and would not be converted in a fractional share following the reverse stock split, they will not hold any shares of the surviving corporation.

         NPC's board of directors formed a special committee consisting of two disinterested directors to evaluate and negotiate the terms of the merger agreement between NPC and Mergeco. The special committee independently selected and retained legal and financial advisors to assist it in such evaluation and negotiation, and received an opinion from its financial advisor, on which the special committee and the entire board of directors relied in part, that as of its date, the $11.55 per share that NPC stockholders (other than the Mergeco stockholders) will receive in the proposed merger is fair from a financial point of view. Accordingly, the NPC board of directors believes that the merger is advisable and is fair to and in the best interests of NPC and the holders of common stock (other than the Mergeco stockholders) and, based upon the unanimous recommendation of the special committee, has recommended approval of the merger agreement and the transactions contemplated thereby to NPC's stockholders. However, neither NPC nor its board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options.

         Subject to the foregoing, and except as otherwise disclosed in this document or in our filings with the SEC, including the proxy statement filed in connection with the merger of NPC and Mergeco, we presently have no plans or proposals that relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

         (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

         (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization other than the financing necessary to consummate the merger with Mergeco;

         (d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

         (e) any other material change in our corporate structure or business;

         (f) the acquisition by any person of any of our securities or the disposition of any of our securities; or

         (g) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

         Neither we nor our board of directors makes any recommendation as to whether you should tender your options or consent to the amendments, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in the Offer and to consult your own investment and tax advisors. You must make your own decision whether to tender your options for cancellation and give your consent to the amendments.

3.       Procedures for Tendering Options and Consenting to Amendments

         Proper Tender of Options. To validly tender your options for cancellation pursuant to this Offer and consent to the amendments to your Award Notice under the 1994 Option Plan and amendments to the 1994 Option Plan necessary to consummate this Offer, you must properly complete, duly execute and deliver to us a copy of the Letter Agreement and Consent accompanying this tender offer, along with any other required documents. We must receive all of the required documents at Susie Edwards, Employee Benefits Manager, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762, (telephone:
(800) 492-3633), before the expiration date.

         The method of delivery of all documents, including the Letter Agreement and Consent accompanying this document and any other required documents, is at the election and risk of the tendering optionholder. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.

         Determination of Validity; Rejection of Options and Consents; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options and consents. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options and consents that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options and consents which are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender or consent with respect to any particular options or any particular optionholder. No tender of options or consents will be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

         Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for cancellation of your options tendered by your pursuant to the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

         Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the Expiration Date of the Offer, which will coincide with the consummation of the merger of Mergeco into NPC, all properly tendered options that have not been validly withdrawn.

4.       Withdrawal Rights

         You may only withdraw the tender of your options and the granting of your consent to the amendments to your Award Notice under the 1994 Option Plan and the amendments to the 1994 Option Plan necessary to consummate the Offer in accordance with the provisions of this Section 4.

         You may withdraw your tendered options and your consent at any time before 12:00 midnight, New York City time, on August 10, 2001. If the Offer is extended by us beyond that time, you may withdraw your tendered options and your consent at any time until the extended expiration of the Offer. It is expected that the tender offer will be extended to coincide with the consummation of the merger between NPC and Mergeco.

         To validly withdraw tendered options and your consent, you must deliver to us at the address set forth on the last page of this document a written notice of withdrawal, or a facsimile thereof, with the required information, while the optionholder still has the right to withdraw the tendered options. The notice of withdrawal must specify the name of the optionholder who tendered the options to be withdrawn, the grant date, exercise price and total number of option shares subject to each option to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the optionholder who tendered the options to be withdrawn exactly as that optionholder's name appears on the option agreement or agreements evidencing those options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

         You may not rescind any withdrawal, and any options and consent you withdraw will thereafter be deemed not to be a proper tender or consent for purposes of the Offer, unless you properly re-tender those options and gave a new consent before the Expiration Date of the Offer by following the procedures described in Section 3.

         Neither NPC nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters shall be final and binding.

5.       Acceptance of Options for Cancellation and Payment of Cash

         Upon the terms and subject to the conditions of this Offer and as promptly as practicable following the Expiration Date, we will accept for cancellation and cancel options properly tendered and not validly withdrawn before the expiration date. If your options are properly tendered and accepted and the shares are fully vested and exercisable as of the Expiration Date of the Offer or if you are not a current employee of NPC (whether or not your options are fully vested and exercisable as of the date of this tender offer), you will be entitled to receive the full cash amount for your vested options as set forth on Schedule A as soon as practicable after the expiration of this tender offer ("payment date").

         If you are a current employee of NPC and your options to purchase shares of common stock are not fully vested and exercisable as of the Expiration Date of the Offer, you will receive 100% of the cash amount applicable to your vested options, with the balance of the cash amount payable to you on the date or dates your options would have become vested and exercisable had they not been canceled, provided that you are still an employee of NPC International, Inc. on the applicable vesting dates. See Schedule A.

         Your options have an expiration date set forth in the applicable Award Notice, and if your options expire prior to the Expiration Date of this Offer, you will not be entitled to receive payment for your options under the Offer. Similarly, if your employment with NPC has terminated more than three months prior to the Expiration Date (other than as a result of death or permanent and total disability), your options will terminate and you will not be entitled to receive payment for your options under the Offer.

         Amounts payable subsequent to the payment date will be general, unsecured obligations of NPC.

         If you are not still an employee of NPC on the applicable vesting date, you will not receive the balance otherwise payable on that date or any future date.

         If we extend the date by which we are permitted to accept and cancel the options properly tendered for cancellation, you will be paid, in accordance with the terms and conditions of this Offer and your vesting schedule, upon the expiration of the end of any extension.

         For purposes of the Offer, we will be deemed to have accepted for cancellation options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the optionholders of our acceptance for cancellation of such options, which may be by press release. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the expiration of the Offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for cancellation, we will send each tendering optionholder a letter indicating the number of shares subject to the options that we have accepted for cancellation, and the corresponding expected date of any cash payment.

6.       Conditions of the Offer

         The Offer is conditioned upon a tender of options representing the right to purchase more than 50% of the shares issuable upon exercise of all options granted under the 1994 Option Plan and receipt of consents from that percentage of options to the amendments to the Award Notices and the 1994 Option Plan. In addition, the Offer is conditioned upon the consummation of the merger of NPC and Mergeco whereby the stockholders of NPC, other than Mergeco's stockholders, would have their shares converted into $11.55 per share in cash. Each of the conditions to the consummation of the merger described below are therefore also deemed to be conditions of the Offer. The respective obligations of Mergeco and NPC to consummate the merger are subject to the following conditions, among others:

         . the approval and adoption of the merger agreement by the affirmative vote of the holders of a majority of the shares of common stock voting at the special meeting, other than the Mergeco stockholders;

         . the approval and adoption of the merger agreement by the affirmative vote of the holders of a majority of all outstanding shares of common stock, which is assured of being satisfied by virtue of Mr. O. Gene Bicknell's obligation to vote all shares beneficially owned by him in favor of the merger; and

         . the absence of a statute, rule, regulation or order by any court or governmental authority, or any action, suit, arbitration, inquiry, proceeding or investigation, whether threatened, instituted or pending, by or before any court, any other governmental authority or any other person, as to which an unfavorable judgment, decree or award is reasonably likely to be rendered, that would, directly or indirectly, have any of the following effects:

              . restraining, prohibiting, delaying or imposing limitations on the completion of the merger, or conversion of the NPC common stock into the merger consideration;

              . restraining, imposing limitations on or prohibiting amendment of the 1994 Option Plan and treating the canceled stock options in the manner described in Section 2;

              . restraining, imposing limitations on, or prohibiting the financing or the commitments for the financing of the merger; materially adversely affecting the business, condition, results of operations, prospects, operations or assets of Mergeco, NPC or the surviving corporation and their respective subsidiaries, taken as a whole, or otherwise materially impairing the contemplated benefits to those companies of the merger;

              . materially increasing the merger consideration or awarding material damages; or

              . rescinding the merger; or imposing material limitations on the ability of the Mergeco stockholders to exercise full rights and benefits to their shares of the surviving corporation.

         The obligations of Mergeco to effect the merger are subject to the following additional conditions:

         . the representations and warranties of NPC being true and correct as of the effective time of the merger as though made on and as of that time, except where, among other things, the failure to be true and correct, individually or in the aggregate, would not have a material adverse effect on NPC (without giving effect to qualifications as to materiality contained within such representations and warranties) or would not prevent completion of the merger by September 30, 2001;

         . NPC having performed or complied with all of its obligations and covenants required to be performed by NPC under the merger agreement at or prior to the effective time of the merger, except where the failure to so perform or comply would not have a material adverse effect on NPC or would not prevent consummation of the merger by September 30, 2001;

         . The funding of the senior secured revolving credit and the term loan facility and completion of the debt securities offering and the sale-leaseback financing necessary to consummate the merger and the Offer must have occurred on terms and conditions no less favorable than those contained in, the case of the revolving credit, term loan and sale-leaseback commitments, in the respective commitments for such financing. The funding of these financings is subject to a number of material conditions independent of those in the merger agreement;

         . NPC shall have approved and executed, and holders of a majority of the shares issuable upon exercise of all stock options of NPC shall have consented to the amendment of their Award Notice under the 1994 Option Plan and to the amendments of the 1994 Option Plan which shall have the effect of amending each stock option as to which that consent is given so that it shall be entitled to receive cash in the amount determined as described in Section 2, rather than the continuation of the option; and

         . Mergeco shall have received evidence, in form and substance reasonably satisfactory to it, that the holders of no more than five percent of the outstanding shares of NPC common stock, in the aggregate, calculated immediately prior to the effective time of the merger, shall have properly demanded an appraisal of their shares in accordance with Kansas law.

         The obligations of NPC to effect the merger are also subject to the following additional conditions:

         . the representations and warranties of Mergeco being true and correct as of the effective time of the merger as though made on and as of such time, except where, among other things, the failure to be true and correct, individually or in the aggregate, would not have a material adverse effect on Mergeco (without giving effect to qualifications as to materiality contained within such representations and warranties) or would not prevent completion of the merger by September 30, 2001; and

         . Mergeco having performed or complied with all of its obligations and covenants required to be performed by it under the merger agreement at or prior to the effective time of the merger, except where the failure to so perform or comply would not have a material adverse effect on Mergeco or would not prevent consummation of the merger by September 30, 2001.

         The conditions to this Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

7.       Price Range of Common Stock Underlying the Options

         Currently, the options may be exercised to purchase shares of NPC common stock, but are not transferable and there is no market for the options. NPC's common stock is traded on the Nasdaq Stock Market under the symbol "NPCI." The table below sets forth the range of high and low closing sale prices as reported by the Nasdaq Stock Market for each quarterly period during the two most recent fiscal years:

                      Fiscal Period:                            High           Low
                                                                ----           ---
                          1999
                          ----
                      First  Quarter                          $18 3/16      $14 11/16
                      Second Quarter                           16 7/8        10 5/8
                      Third  Quarter                           12 5/8         7 21/32
                      Fourth Quarter                            9 9/32        7 3/8

                          2000
                          ----
                      First  Quarter                          $10 13/16     $ 8
                      Second Quarter                           10 3/4         8 1/2
                      Third  Quarter                           14 15/16       8 1/8
                      Fourth Quarter                           10 7/8         8 1/2

                          2001
                          ----
                      First  Quarter                          $10.87        $10.14

         After the close of trading on the Nasdaq Stock Market on December 13, 2000, NPC announced that it received an offer from Mr. O. Gene Bicknell to acquire NPC through a cash merger for $11.40 per share. The closing sale price of NPC's common stock on the Nasdaq Stock Market on December 13, 2000 was $10.375 per share. On May 10, 2001, the trading day before public announcement that the merger agreement had been entered into, the closing sale price of the NPC common stock on the Nasdaq Stock Market was $10.74. On June 29, 2001, the closing sale price of the NPC common stock on the Nasdaq Stock Market was $10.80. You are urged to obtain a current market quotation for shares of NPC common stock.

8.       Source and Amount of Funds

         Assuming we cancel all of our outstanding options pursuant to the Offer, the aggregate cash consideration to be paid (assuming all outstanding options for which this Offer is being made fully vest and are accepted for payment) will be approximately $2.4 million (excluding estimated fees and expenses). If we cancel all outstanding options pursuant to the Offer, it is expected that approximately $1.1 million will be paid to holders of outstanding options upon consummation of this Offer, which is expected to coincide with the consummation of the merger of NPC and Mergeco. This cash payment is expected to be made from the financing obtained by NPC in connection with the merger. The balance of the cash payments will be made over time as the options would otherwise have vested and will be paid from NPC's available cash flow. Amounts payable subsequent to the payment date will be general, unsecured obligations of NPC. As a result of the merger, NPC will have substantially more debt than it has now. This debt will be secured by NPC's assets and will therefore have priority over NPC's future payment obligations required pursuant to this Offer.

         The maximum amount of funds required by Mergeco to pay the aggregate merger consideration due to stockholders pursuant to the merger agreement and to pay cash to holders of stock options in NPC in exchange for the cancellation of such options at the closing of the merger, assuming all holders of stock options, other than Mr. O. Gene Bicknell (whose options will be cancelled without payment of any cash), elect to cancel their options and receive cash installments with respect to the vested portions of their options and assuming there are no dissenting stockholders, is expected to be approximately $92 million. In addition, in order to fulfill conditions to the financing described below, NPC will be required to repay no more than $195 million under its existing loan agreements, excluding approximately $3.6 million in pre-payment penalties with respect to its $50 million 7.94% Senior Guaranteed Notes due May 1, 2006. The amount of this prepayment was estimated as of May 17, 2001, and is calculated using a discount rate of 0.50% over the yield to maturity for Treasury securities having a maturity equal to the remaining average life of these notes.

         NPC and Mergeco will also require approximately $6.1 million to pay other expenses and costs incurred by NPC and Mergeco relating to the transactions and for other general corporate purposes. The proceeds to pay the merger consideration, related costs and expenses of the transaction and to repay existing loan agreements will be obtained from new senior secured revolving credit and term loan facilities, debt securities and sale/leaseback financing. Mergeco does not currently have any plan or arrangement for refinancing or repaying these borrowings, other than using cash flow from operations.

         Senior Secured Revolving Credit, Term Loan Facility and Debt Securities. JPMorgan, a division of Chase Securities, Inc., has agreed to structure, arrange and syndicate the senior secured revolving credit and term loan facility in an aggregate amount of up to $190 million. The Chase Manhattan Bank is expected to provide $30 million of the aggregate amount of $190 million and will serve as administrative agent to use commercially reasonable efforts in assembling a syndicate of financial institutions along with JPMorgan, and in consultation with Mergeco, to provide the balance of the necessary commitment for this loan facility. The loan facility will be used:

         . to finance a portion of the cost to purchase the outstanding shares of NPC, which includes shares owned by the O. Gene Bicknell Charitable Remainder Uni-Trust at closing that will be converted into $7 million of cash in the merger;

         .    to refinance existing senior indebtedness of NPC; and

         .    for transaction-related expenses and general corporate purposes.

         NPC (as the surviving corporation of the merger) and all existing or newly created wholly-owned subsidiaries of NPC will serve as the guarantors of the loan facility. The loan facility will be secured by a first lien security interest in, and mortgages on, all assets and other real and personal property of NPC (as the surviving corporation in the merger) including the following:

         . a leasehold mortgage and collateral assignment of leases on all restaurant locations;

         .    a fee mortgage on all owned locations;

         . all other assets, including inventory, equipment, intangibles and real and personal property;

         . a collateral assignment of proceeds from the sale or transfer of all franchise agreements of the Pizza Hut restaurants (subject to Pizza Hut, Inc. consent); and

         .    the capital stock of the subsidiaries.

         The first lien security interest and mortgages securing the loan facility will not apply to the assets subject to the proposed sale-leaseback financing described below. The conditions to funding of the loan facility are usual and customary for transactions of this nature, including the following:

         .    consummation of the merger between Mergeco and NPC;

         .    satisfactory documentation;

         .    due authorization by NPC;

         .    certification by NPC of non-default on other debt;

         .    delivery of a certificate signed by NPC's officers;

         .    receipt of required authorizations, consents and approvals;

         .    receipt of required legal opinions;

         .    receipt of a private placement number;

         . presentation of documentation evidencing a management retention program and key management contracts acceptable to investors;

         . commitment from Mr. O. Gene Bicknell to retain 100% beneficial ownership of NPC; and

         . satisfaction of all conditions required to consummate the funding of the senior secured revolving credit and term loan facility described herein and the sale/leaseback financing described below.

         Other debt issued to fund the remaining portion of the merger and to refinance other debt must be in an amount and upon terms acceptable to The Chase Manhattan Bank and any other lenders within the syndicate. Consents by the lenders of the loan facility will require the consent of those lenders holding a majority of the outstanding principal balance of the loan facility.

         Mergeco has also engaged JPMorgan to act as sole placement agent for the private offering and sale, on a best effort basis, of debt securities in connection with the merger. It is intended that debt securities in an aggregate amount of approximately $100 million will be issued, which will have terms and priority of security interests and mortgages that are on an equivalent basis to the loan facility.

         Sale/Leaseback Financing. NPC is offering to sell and leaseback land and buildings for up to 47 freestanding restaurants located in 12 states for sale at an aggregate sales price of up to $40 million, subject to satisfactory appraisals. The sale will exclude inventory, restaurant equipment, furniture and fixtures, data processing equipment and decorative fixtures of each restaurant. A bond-type lease will be entered into simultaneously with the sale of each of those restaurants. A purchaser will be selected based on the transaction's economics and the ability and willingness of the purchaser to close the transaction quickly. The purchaser's ability to close the transaction will be evaluated using a number of factors including:

         .    available financial resources for the transaction;

         .    level of discretion to invest funds;

         .    experience in closing similar transactions;

         .    familiarity with NPC and the proposed transaction terms;

         . willingness to accept the transaction terms, including ability to meet the proposed timeline;

         . willingness to commit adequate resources necessary to close the transaction;

         .    willingness to accept properties under construction;

         . willingness to consider the addition of future properties to the facility; and

         .    ability to minimize transaction expenses.

         NPC's use of the sales proceeds will be the same as those described under "Senior Secured Revolving Credit, Term Loan Facility and Debt Securities." The transaction will be closed simultaneously with the merger of Mergeco into NPC. If the merger is not completed, the sale and leaseback transaction may still be closed with the proceeds going toward the aforementioned reduction in debt.

9.       Information Concerning NPC International, Inc.

         NPC operates approximately 834 Pizza Hut restaurants in 27 states pursuant to franchise agreements with Pizza Hut, Inc., a wholly-owned subsidiary of Tricon Global Restaurants, Inc. Acquisition of Pizza Hut restaurants has been the primary factor in NPC's growth over the last four years. NPC also owns approximately 19.9% of the outstanding shares of common stock of Roma Restaurant Holdings, Inc. Roma Restaurant Holdings, Inc. is the operator and franchisor of Tony Roma's Famous for Ribs restaurants.

         NPC was incorporated in 1974 under the name Southeast Kansas Pizza Huts, Inc. In 1984, the name was changed to National Pizza Company and the Company was subsequently renamed NPC International, Inc., on July 12, 1994.

         For instructions on how your can obtain additional information concerning NPC, see "Additional Information" on page 32.

         Selected Historical Consolidated Financial Data of NPC. The following table sets forth selected consolidated financial data for NPC and its subsidiaries as of and for each of the two fiscal years in the period ended March 27, 2001. No separate financial information is provided for Mergeco since it is a special purpose entity formed in connection with the proposed merger and has no independent operations.

         The financial information for NPC as of and for each of the two fiscal years in the period ended March 27, 2001 has been derived from the consolidated financial statements of NPC which have been audited by KPMG LLP. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Consolidated Financial Statements of NPC and the notes thereto included in NPC's Annual Report on Form 10-K for the fiscal year ended March 27, 2001.

                                                                   As of and For the Fiscal Year Ended
                                                                   ------------------------------------
                                                                    March 27,                 March 28,
                                                                      2001                      2000
                                                                    ---------                 --------
                                                            (Dollars in thousands, except per share amounts)
                Consolidated Income Statement Data:
                Revenue.......................................      $505,249                  $455,624
                Cost of sales.................................       128,461                   117,637
                Direct labor..................................       144,926                   129,124
                Other operating expenses......................       146,607                   129,451
                                                                    --------                  --------
                Income from restaurant operations.............        85,255                    79,412
                General and administrative expenses...........        25,115                    22,487
                Depreciation, amortization and pre-opening            11,863                    10,749
                expenses......................................
                Net facility action charges and impairment and
                  loss provision (1)..........................         2,475                       530
                                                                    --------                  --------
                Operating income..............................        45,802                    45,646
                Interest expense..............................       (14,461)                  (11,282)
                Miscellaneous income..........................           627                       895
                                                                    --------                  ---------
                Income before income taxes....................        31,968                    35,259
                Provision for income taxes....................         9,192                    12,340
                                                                    --------                  --------
                Income before cumulative effect of change in
                  accounting principle........................        22,776                    22,919
                Cumulative effect of change in accounting
                principle, net of tax.........................            --                      (114)
                                                                    --------                  --------
                Net income                                          $ 22,776                  $ 22,805
                                                                    ========                  ========
                Earnings per share before cumulative effect of
                  change in accounting principle:                   $   1.04                  $    .96
                     Basic....................................      $   1.03                  $    .95
                     Diluted..................................

                Balance Sheet Data:
                Working capital deficit.......................      $(23,493)                 $(30,722)
                Total assets..................................       442,872                   395,555
                Long-term debt................................       194,300                   166,900
                Stockholders' equity..........................       176,515                   158,519
                Book Value Per Share Calculation:
                Book value/share..............................      $   8.08                  $   7.07
                Other Data:
                Number of Company-owned Units ................           835                       782
                Number of employees...........................        16,800                    15,200

____________________________

(1) The 2001 and 2000 charges relate to facility actions. (See Note 5 to Consolidated Financial Statements included in NPC's From 10-K for fiscal year ended March 27, 2001.)


         See "Additional Information" beginning on page 32 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements we have summarized above.

         Unaudited Pro Forma Financial Data of NPC. The following table sets forth selected unaudited pro forma consolidated financial data for NPC and its subsidiaries as of and for the fiscal year ended March 27, 2001, which gives effect to the merger and the financings necessary to consummate the merger. See
Item 8. The financial information was derived from the audited consolidated financial statements for the fiscal year ended March 27, 2001. The information is only a summary and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Consolidated Financial Statements of NPC and the notes thereto included in NPC's Annual Report on Form 10-K for the fiscal year ended March 27, 2001.

                                                              Pro Forma
                                                              ----------
                                                               March 27,
                          (Dollars in Millions)                  2001
                                                              ----------
              Number of Restaurants (1)                            835
              Comparable Store Sales                               2.2%

              Net Revenues                                      $505.2
                   Growth Rate

              EBITDA (2)                                          76.5
                   EBITDA Margin                                  15.1%

              Interest Expense (3)                                22.7
              Capital Expenditures                              $ 15.6


              Total Debt                                        $273.7
              Total Stockholders' Equity                         116.5
                                                               --------
              Total Capitalization                              $390.2

__________________________________

(1)    Company owned restaurants at March 27, 2001.
(2) EBITDA refers to actual results adjusted for $1.9 million pre-opening costs and $3.3 million in rent associated with the sale leaseback.
(3) Pro Forma for the interest cost associated with the post transaction capitalization structure.


       Projected Financial Information. As a matter of policy, NPC does not make public forecasts or projections of future financial performance or earnings. It does, however, prepare projections for internal use in planning its operations, financial performance and needs for external capital resources based on the assumption that NPC would continue to be publicly-held by its existing stockholders. In connection with the consideration of the merger by the special committee of the NPC board of directors, these internal projections were provided to the financial advisor to the special committee solely for the purpose of assisting it in analyzing the fairness of the merger consideration from a financial point of view and advising the special committee with respect to related matters such as Mergeco's ability to obtain financing for the proposed merger. In order to obtain that financing, an additional set of financial projections had to be prepared by NPC for use by proposed bank lenders to, and purchasers of the privately placed senior secured notes to be issued by, the surviving corporation based on the assumption that the merger had been completed and NPC thus became privately held by the Mergeco stockholders. This latter set of projections was also provided to the financial advisor to the special committee for the foregoing purposes.

         These projections are included in this proxy statement solely because they were available to Mergeco and its stockholders and were provided to and used by the financial advisor to the special committee for the foregoing purposes. These projections were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. These forecasts were prepared with a limited degree of precision and were not prepared in accordance with generally accepted accounting principles. These projections were prepared by the management of NPC without assistance, review, compilation or examination by independent accountants.

         These projections are speculative in nature and are not meant to portray all of the possible outcomes. While presented with numerical specificity, these projections are based upon a variety of informal estimates and assumptions, not all of which were stated below relating to the businesses and operations of NPC. These assumptions may not be realized and are subject to significant financial, market, economic, regulatory and competitive uncertainties, contingencies, risks and other factors which are difficult or impossible to predict accurately, all of which are difficult to quantify and many of which are beyond the control of NPC.

         Set forth below is a summary of these projections. These projections should be read together with the historical financial statements of NPC set forth in its Annual Report on Form 10-K for the fiscal year ended March 27, 2001, and the cautionary statement concerning forward-looking statements on page 23.

         NPC has not updated these projections since providing them to the financial adviser to the special committee, the proposed bank lenders and the proposed purchasers of its senior secured facility notes. NPC does not intend to make publicly available any update or other revisions to these projections to reflect any circumstances existing after the date they were prepared or to reflect the occurrence of future events.

         In light of the uncertainties inherent in financial projections of any kind, we strongly caution against placing undue reliance on them since actual results may vary materially from the results reflected in the financial projections.

     The following table sets forth a summary of the internal financial projections prepared by management for the fiscal years shown, based on the assumption that NPC would continue to be publicly-held by its existing stockholders:

                                                                       (Dollars in Thousands)
                                                -------------------------------------------------------------------
                                                     March         March        March         March          March
                                                     2002E         2003E        2004E         2005E          2006E
                                                     -----         -----        -----         -----          -----
Net Sales...................................       $520,473     $525,550      $530,626      $535,700       $540,771
Operating Income ...........................       $ 45,852     $ 43,835      $ 45,721      $ 42,228       $ 41,847
Income Before Income Taxes .................       $ 33,067     $ 32,974      $ 33,590      $ 35,122       $ 36,618
Net Income .................................       $ 21,494     $ 21,433      $ 21,834      $ 22,829       $ 23,802

                                                                       (Dollars in Thousands)
                                                -------------------------------------------------------------------
                                                     March         March        March         March          March
                                                     2007E         2008E        2009E         20010E         20011E
                                                     -----         -----        -----         -----          -----
Net Sales ..................................       $545,837     $550,897      $555,949      $560,992       $566,024
Operating Income ...........................       $ 41,618     $ 41,276      $ 42,170      $ 42,239       $ 42,321
Income Before Income Taxes .................       $ 38,386     $ 40,052      $ 42,048      $ 42,239       $ 42,321
Net Income .................................       $ 24,951     $ 26,034      $ 27,331      $ 27,455       $ 27,509

     The material assumptions used in preparation of the financial projections set forth immediately above are as follows:

     . Comparable Sales:                    1% increase for re-imaging and 0.5%
                                            from internal growth. These
                                            increases of comparable sales are
                                            less than recent historical levels
                                            due to reduced levels of re-imaging
                                            activity after the merger, which
                                            activity has been responsible for
                                            most of the comparable sales
                                            increases during the past two years.

     . Cost of Sales and Cost of Labor:     Modest increases in fiscal year 2002
                                            and 2003 with stabilization in
                                            fiscal year 2004 and thereafter as
                                            cheese prices are expected to return
                                            to historical levels and continued
                                            wage inflation is anticipated

     . General and administrative expenses: 3% compounded increase in wages;
                                            other items increased at 3% to 5%.
                                            Assumed continued relationship with
                                            Romacorp that yield approximately
                                            $850,000 per year in income for
                                            general and administrative services
                                            provided by NPC

     .  Taxes:                              35% throughout

     .  Capital expenditure:                20 units re-imaged per year; assumed
                                            benefit of leasing

                                            Maintenance assumed at $12,000 per
                                            year per unit; additional $1 million
                                            in fiscal year 2002 for technology

     The following table sets forth a summary of the internal financial projections prepared by management for the fiscal years shown, based on the assumption that the merger had been completed and NPC thus became privately held by the Mergeco stockholders:


                                                                                  (Dollars in Thousands)
                                                             ----------------------------------------------------------------
                                                                 March        March        March         March       March
                                                                 2002E        2003E        2004E         2005E       2006E
                                                                 -----        -----        -----         -----       -----
Net Sales.................................................      $514,024     $515,976     $519,648      $524,400    $529,149

Operating Income..........................................      $ 45,194     $ 42,660     $ 39,799      $ 38,808    $ 37,931
Income Before Income Taxes................................      $ 21,312     $ 21,608     $ 20,804      $ 21,319    $ 21,904
Net Income................................................      $ 16,167     $ 12,594     $ 12,152      $ 12,661    $ 13,072



                                                                                  (Dollars in Thousands)
                                                             ----------------------------------------------------------------
                                                                 March        March        March         March       March
                                                                 2007E        2008E        2009E         2010E       2011E
                                                                 -----        -----        -----         -----       -----
Net Sales..................................................     $533,893     $538,631     $543,362      $548,085    $552,798
Operating Income...........................................     $ 37,204     $ 36,475     $ 36,875      $ 36,451    $ 36,043
Income Before Income Taxes.................................     $ 23,629     $ 25,232     $ 26,483      $ 26,496    $ 27,441
Net Income.................................................     $ 14,021     $ 14,902     $ 15,591      $ 15,845    $ 16,118


     The material assumptions were used in preparation of the financial projections set forth immediately above follow:

     Transaction Assumptions:

     .    Effective Transaction Date:        March 28, 2001 (first day FY '01)

     .    Purchase Price:                    $11.55 per share

     .    Stock Options:                     Vested and non-vested options paid
                                             out 100% except to Mr. O. Gene
                                             Bicknell

     .    Mergeco Ownership:                 100% by Mergeco stockholders

     .    Financing:                         $30 million sale and leaseback at a
                                             capitalization rate of 11%. $100
                                             million private placement of senior
                                             notes at an interest rate of 10.5%
                                             and maturing in seven years. A bank
                                             facility of $190 million, with $173
                                             million drawn at closing, at an
                                             interest rate of 8%. The interest
                                             rate on the bank facility is
                                             forecasted to decline over time as
                                             NPC's financial leverage (i.e., the
                                             ratio of indebtedness to pro forma
                                             earnings before interest, taxes,
                                             depreciation and amortization) is
                                             reduced

     Operational Assumptions:

     .    Sales:                             0.5% in fiscal years 2002 and 2003;
                                             1.0% increase in fiscal year 2004;
                                             1.5% increase thereafter

   . Cost of Sales and Cost of Labor:        Modest increases in fiscal year
                                             2002 and 2003 with stabilization in
                                             fiscal year 2004 and thereafter as
                                             cheese prices are expected to
                                             return to historical levels and
                                             continued wage inflation is
                                             anticipated



   . General and administrative expenses:    3% compounded increase in wages;
                                             other items increased at 3% to 5%.
                                             Assumed continued relationship with
                                             Romacorp that yields approximately
                                             $850,000 per year in income for
                                             general and administrative services
                                             provided by NPC

   . Comparable Sales:                       1% increase for re-imaging and 0.5%
                                             from internal growth. These
                                             increases of comparable sales are
                                             less than recent historical levels
                                             due to reduced levels of re-imaging
                                             activity after the merger, which
                                             activity has been responsible for
                                             most of the comparable sales
                                             increases during the past two
                                             years.


   . Taxes: 35% through fiscal year 2001; S Corp taxes at 45% effective in fiscal year 2002 after consideration of $4.5 million in favorable timing differences


   . Capital expenditures:                   No re-imaging capital expenditures
                                             for the first two years after the
                                             transaction; 20 units per year
                                             thereafter 2002 for technology.

                                             Maintenance capital expenditures
                                             are assumed at $12,500 per year per
                                             unit; additional $1 million in
                                             fiscal year 2002 for technology

         Security Ownership of Certain Owners and Management. The following table sets forth certain information as of April 26, 2001, except as otherwise indicated, concerning the beneficial ownership of NPC's common stock by (1) each person or group known by NPC to beneficially own more than 5% of the outstanding shares of common stock; (2) each director of NPC, (3) NPC's Chief Executive Officer and each of the other executive officers of NPC; and (4) all of NPC's directors and executive officers as a group.

                                                                      Amount of
                                                                     Beneficial           Percent of
       Name and Title of Beneficial Owner (1)                         Ownership          Common Stock
       --------------------------------------                         ---------          ------------
       Mr. O. Gene Bicknell (2)(3)                                   14,368,923              65.8%
            Chief Executive Officer and Director
       Bicknell Family Holding Company, L.P. (2)                      5,000,000              22.9%
       Bicknell Family Foundation                                       177,108                *
       James K. Schwartz (3)                                            200,000                *
            President, Chief Operating Officer and Director
       Troy D. Cook (3)                                                 100,000                *
            Senior Vice President, Chief Financial Officer,
            Secretary and Treasurer
       D. Blayne Vaughn (3)                                              36,000                *
            Vice President - Pizza Hut Operations
       L. Bruce Sharp (3)                                                10,375                *
            Vice President - Pizza Hut Operations
       Robert L. Greene (3)                                               5,925                *
            Vice President - Pizza Hut Operations
       Michael Braude, Director                                             200                *
       William A. Freeman, Director                                         400                *
       Michael W. Gullion, Director                                          --                *
       Martin C. Bicknell, Director (4)                                 183,808                *
       All directors and executive officers as a group               14,905,631              68.2%
            (10 persons)

____________________________________
  * Less than one percent.

(1) Includes options for 702,300 shares of common stock which may be acquired upon the exercise of stock options exercisable on or within 60 days after April 26, 2001. Does not include options held which are not exercisable within 60 days.

(2) Includes 5,588,816 shares of common stock of which 9,600 shares are owned by Mr. O. Gene Bicknell's spouse, 579,216 shares are owned by the O. Gene Bicknell Charitable Remainder Unit Trust and 5,000,000 shares are owned by the Bicknell Family Holding Company, L.P.

(3) Includes shares which may be acquired upon the exercise of stock options exercisable on or within 60 days after April 26, 2001, under NPC's stock option plans as follows: 350,000, 200,000, 100,000, 36,000, 10,375 and
      5,925 shares for Messrs. O. Gene Bicknell, Schwartz, Cook, Vaughn, Sharp and Greene respectively.

(4) Includes 183,808 shares of common stock of which 6,700 shares of common stock are jointly owned by Mr. Martin C. Bicknell's children, and controlled by Mr. Martin C. Bicknell, and 177,108 shares of common stock are owned by the Bicknell Family Foundation. Mr. Martin C. Bicknell is an officer and director of the Bicknell Family Foundation.

10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options

         A list of our directors and executive officers is attached to this document as Schedule B. As of June 2, 2001, our directors and executive officers as a group beneficially owned options outstanding under the 1994 Option Plan to purchase a total of 1,057,200 shares of our common stock, which represented approximately 62% of the shares subject to all options outstanding under that Plan as of that date, all of which are eligible to be tendered in the Offer, other than options held by Mr. O. Gene Bicknell which will be canceled upon consummation of the merger. All of our other executive officers have informed us that they intend to tender all of their options pursuant to the Offer.

         There have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by NPC or, to our knowledge, by any executive officer, director, or affiliate of NPC.

         Mr. O. Gene Bicknell has agreed to vote his shares of NPC common stock for the adoption and approval of the merger agreement between NPC and Mergeco. Except as described elsewhere in this document, NPC is not a party to any other agreement, arrangement, or understanding with any other person with respect to its securities.

11.      Legal Matters, Regulatory Approvals

         We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our cancellation of options for cash or solicitation of consents as contemplated by the Offer. We are also not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the cancellation of options or solicitation of consents as contemplated by the Offer. Should any such approval or other action be required, we currently expect that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for cancellation pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Offer to accept tendered options for cancellation and consents to the amendments to the Award Notices and to the 1994 Option Plan is subject to the conditions described in Section 6.

12.      Material Federal Income Tax Consequences

         The following is a general summary of the material federal income tax consequences of the cancellation of options pursuant to the Offer and of exercising options and selling the shares. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the Offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of optionholders.

         Consequences of Accepting Offer. The cash amounts paid to optionholders who tender options for cancellation is taxed as ordinary compensation income of the optionholders in the year received. Such income is subject to withholding of income, FICA and Medicare taxes and other applicable withholdings. To the extent that a tendering optionholder recognizes ordinary income, we would be entitled to a corresponding federal income tax deduction, provided in general that:

         . the amount is an ordinary and necessary business expense and such income meets the test of reasonableness;

         . the deduction is not disallowed pursuant to the annual compensation limit set forth in Section 162(m) of the Internal Revenue Code; and

         . certain statutory provisions relating to so-called "excess parachute payments" do not apply.

         Consequences of Exercising Options and Selling the Shares. All of the options granted pursuant to the 1994 Option Plan are non-incentive stock options. Under current law, an optionholder will not realize taxable income upon the grant of a non-incentive stock option. However, when an optionholder exercises the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the optionholder. We will be entitled to a deduction equal to the amount of compensation income taxable to the optionholder if we comply with applicable reporting requirements.

         An optionholder who has transferred a non-incentive stock option to a family member by gift will realize taxable income at the time the option is exercised by the family member. The optionholder will be subject to withholding of income, FICA and Medicare taxes and other applicable withholdings at that time. The family member's tax basis in the shares will be the fair market value of the shares on the date the option is exercised. The transfer of vested non-incentive stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be eligible for inclusion in the optionholder's estate for estate tax purposes.

         If you tender shares in payment of part or all of the exercise price of a non-incentive stock option, no gain or loss will be recognized with respect to the shares tendered, regardless of whether the shares were acquired pursuant to the exercise of an incentive stock option, and you will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares tendered will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if you had paid the exercise price in cash.

         The tax discussion set forth above is included for general information only. The tax consequences of this tender offer or a cancellation pursuant to the Offer may vary depending upon, among other things, the particular circumstances of the tendering optionholder. No information is provided herein as to the state, local or foreign tax consequences of the transaction contemplated by the Offer. Option holders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences of cancellation made by them pursuant to the Offer.

         We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the Offer.

13.      Extension of Offer; Termination; Amendment

         We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance for cancellation of any options by giving oral or written notice of the extension to the optionholders which may include making a public announcement of the extension.

         We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Date to terminate or amend the Offer and to postpone our acceptance and cancellation of any options tendered for cancellation upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the optionholders which may include by making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for cancellation is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of the Offer.

         Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in
Section 6 has occurred or is deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to optionholders or by decreasing or increasing the minimum number of options being sought in the Offer or changing the amendments as to which consent is being solicited.

         Amendments to the Offer may be made at any time and from time to time by oral or written notice of the amendment to the optionholders, which may include making a public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 12:00 midnight, New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to optionholders in a manner reasonably designed to inform optionholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

         If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will provide oral or written notice of those actions to the optionholders, which may include publishing notice of such action and extend the Offer for a period of ten business days after the date of such publication:

          (a)  (1)   we increase or decrease the amount of consideration offered for the options; or

               (2) we decrease the number of options eligible to be tendered in the Offer; and

          (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this
               Section 13.

14.      Fees and Expenses

         We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this Tender Offer.

15.      Additional Information

         We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Tender Offer is a part, with respect to the Offer. This Tender Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

         1. Preliminary Proxy Statement with respect to the Merger filed with the SEC on May 23, 2001 and the Final Proxy Statement on the merger to be filed with the SEC concurrently with its mailing to NPC stockholders;

         2. our Annual Report on Form 10-K for our fiscal year ended March 27, 2001, filed with the SEC on May 21, 2001, as amended on Form 10-K/A filed with the SEC on July 3, 2001; and

         3.    our Current Report on Form 8-K, filed with the SEC on May 18,
               2001.

         NPC is currently subject to the information requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial and other matters. Copies of such reports, proxy statements and other information, as well as the Schedule TO and the exhibits thereto, may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." NPC's common stock is listed on the Nasdaq National Market (ticker symbol: NPCI), and materials may also be inspected at its offices, 1735 K Street, N.W., Washington, D.C. 20006.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this document or any subsequently filed report or other document under the Exchange Act modifies or replaces such statement.

         NPC undertakes to provide by first class mail, without charge and within one business day of receipt of any written or oral request, to any person to whom a copy of this proxy statement has been delivered, a copy of any or all of the documents referred to above which have been incorporated by reference in this proxy statement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Susie Edwards, Employee Benefits Manager, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762, (telephone:
(800) 492-3633).

         The information contained in this document about NPC International, Inc. should be read together with the information contained in the documents to which we have referred you.

16.      Risk Factors

         This document and our SEC reports referred to above contain or incorporate by reference certain forward-looking statements and information relating to NPC and its future financial performance that are based on the beliefs of management as well as assumptions made by and information currently available to NPC. Forward-looking statements include statements concerning results of operations, financial condition, cash flow, business, financing, achievements, plans, objectives, goals, strategies, future events or financial performance, and underlying assumptions and other statements which are other than statements of historical facts, including statements regarding the completion of the proposed merger and actions and events after the merger. When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan," "intend," "project," "predict," "may," "will," "shall" and "should" and similar expressions, are intended to identify forward-looking statements. Such statements reflect the current view of NPC and Mergeco with respect to future events, including the completion of the proposed merger, and are subject to numerous risks, uncertainties and assumptions.

         Forward-looking statements are not guarantees of future performance or the other matters referenced in the immediately preceding paragraph. These matters involve risks, uncertainties and assumptions. Future performance and these other matters may be materially different from those expressed, implied or contemplated in these forward-looking statements. NPC stockholders are cautioned not to put undue reliance on any forward looking statement.

         Many factors could cause the actual results of operations, financial condition, business, financing, financial performance, plans, objectives, goals, strategies, future events, performance, achievements and underlying assumptions of NPC to be materially different from those achievements that may be expressed or implied or contemplated by such forward-looking statements, including, among others:

     . delays or obstacles in receiving required regulatory and other approvals;

     . the ability of Mergeco to obtain funding necessary to consummate the proposed merger;

     .         the failure of stockholders to approve the merger agreement;

     .         general economic or market conditions;

     .         changes in business strategy;

     .         availability of suitable restaurant locations;

     . availability of financing on acceptable terms to fund future growth;

     . increasing costs associated with new restaurant construction, and developing a significant number of new restaurants over a relatively short period of time;

     .         delays in opening new restaurants;

     . ability to hire and train increasing numbers of restaurant management, staff and other personnel for new restaurants;

     . fluctuations in consumer demand and tastes including a decrease in consumers' preference for pizza;

     .         acceptance in new markets;

     .         competitive conditions in NPC's markets;

     .         general economic, business or market conditions;

     .         adverse weather conditions;

     . operating restrictions and costs associated with governmental regulations;

     . regulatory limitations regarding liquor permits and restaurants in certain states;

     .         greater than expected costs associated with closing restaurants;
               and

     . various other factors, both referenced and not referenced in this proxy statement.

     Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, planned or intended. NPC does not intend, or assume any obligation, to update these forward-looking statements to reflect actual results, changes in assumptions or changes in the factors affecting such forward-looking statements, except for any obligati on to do so, if any, imposed by law.

17.  Miscellaneous

     We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will tenders or consents be accepted from or on behalf of, the optionholders residing in such jurisdiction.

         We have not authorized any person to make any recommendation on our behalf as to whether you should tender your options or give a consent pursuant to the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this document or in the Letter Agreement and Consent accompanying this document. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.


NPC International, Inc.                                             July 3, 2001

                                   SCHEDULE A



         Name of Option Holder: _______________________ SSN: _________________

         Total Number of Options Held by Option Holder: _____________

         If you elect to cancel your Options pursuant to this Offer, give your consent to the amendments to your Award Notice and to the 1994 Option Plan and you are still employed by NPC on the applicable date(s) set forth below, you will receive the following amounts as soon as practicable after such dates, less the withholding of income, FICA and Medicare taxes and other applicable withholdings:

     Vested Gain: $__________ upon the consummation of the merger of NPC
                  International, Inc. and Mergeco, Inc.;


Unvested Gain(s): $__________ on _______________, 200__;


                  $__________ on _______________, 200__; and


                  $__________ on _______________, 200__.


                  $__________ Total Unvested Gain


OPTION ANALYSIS

Grant Date   Number of   Option    Vested    Unvested   Vested   Unvested  Total

of Options   Options     Price    Options*   Options*     Gain     Gain     Gain
----------   -------     -----    -------    -------      ----     ----     ----











_______________
* As of August 10, 2001

                                  SCHEDULE B


          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                          OF NPC INTERNATIONAL, INC.


         The directors and executive officers of NPC International, Inc. and their positions and offices as of June __, 2001, are set forth in the following table:

         ---------------------------------------------------------------------------------------------------
                                               POSITION AND
                    NAME                       OFFICES HELD                             ADDRESS
         ---------------------------------------------------------------------------------------------------
         O. Gene Bicknell            Chairman of the Board,                 NPC International Inc.
                                     Chief Executive Officer                720 W. 20th Street
                                     and Director                           Pittsburg, Kansas 66762
         ---------------------------------------------------------------------------------------------------
         James K. Schwartz           President,                             NPC International Inc.
                                     Chief Operating Officer                720 W. 20th Street
                                     and Director                           Pittsburg, Kansas 66762
         ---------------------------------------------------------------------------------------------------
         Troy D. Cook                Senior Vice President,                 NPC International Inc.
                                     Chief Financial Officer,               720 W. 20th Street
                                     Secretary and Treasurer                Pittsburg, Kansas 66762
         ---------------------------------------------------------------------------------------------------
         D. Blayne Vaughn            Vice President-Pizza Hut Operations    NPC International Inc.
                                                                            720 W. 20th Street
                                                                            Pittsburg, Kansas 66762
         ---------------------------------------------------------------------------------------------------
         L. Bruce Sharp              Vice President-Pizza Hut Operations    NPC International Inc.
                                                                            720 W. 20th Street
                                                                            Pittsburg, Kansas 66762
         ---------------------------------------------------------------------------------------------------
         Robert R. Greene            Vice President-Pizza Hut Operations    NPC International Inc.
                                                                            720 W. 20th Street
                                                                            Pittsburg, Kansas 66762
         ---------------------------------------------------------------------------------------------------
         Linda K. Lierz              Vice President-Marketing               NPC International Inc.
                                                                            720 W. 20th Street
                                                                            Pittsburg, Kansas 66762
         ---------------------------------------------------------------------------------------------------
         Lavonna K. Walbert          Vice President-Human Resources         NPC International Inc.
                                                                            720 W. 20th Street
                                                                            Pittsburg, Kansas 66762
         ---------------------------------------------------------------------------------------------------
         Frank S. Covvey             Vice President-Information Systems     NPC International Inc.
                                     and Chief Information Officer          720 W. 20th Street
                                                                            Pittsburg, Kansas 66762
         ---------------------------------------------------------------------------------------------------
         Michael Braude              Director                               5319 Mission Woods Terr.
                                                                            Mission Woods, Kansas 66205
         ---------------------------------------------------------------------------------------------------
         William A. Freeman          Director                               Semitool, Inc.
                                                                            655 West Reserve Drive
                                                                            Kalispell, Montana 59901
         ---------------------------------------------------------------------------------------------------
         Michael W. Gullion          Director                               Gold Banc Corporation, Inc.
                                                                            11301 Nall Avenue
                                                                            Leawood, Kansas 66211
         ---------------------------------------------------------------------------------------------------
         Martin C. Bicknell          Director                               A.G. Edwards & Sons, Inc.
                                                                            10790 Nall Avenue
                                                                            Overland Park, Kansas 66211
         ---------------------------------------------------------------------------------------------------

                                  SCHEDULE C


           AMENDMENTS TO NPC INTERNATIONAL, INC. 1994 NON-QUALIFIED
                               STOCK OPTION PLAN

         WHEREAS, NPC International, Inc., adopted the National Pizza Company 1994 Stock Option Plan (currently the Amended and Restated NPC International, Inc. 1994 Stock Option Plan) (the "Plan") on May 3, 1994 and such Plan was approved by the stockholders of the Corporation on July 12, 1994; and

         WHEREAS, pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated May 10, 2001, between Mergeco, Inc. and NPC International, Inc. (the "Company"), the Company has agreed, subject to the satisfaction or waiver of certain conditions, to merge with Mergeco, the result of which would be that the Company, as the surviving corporation, would be wholly-owned by Mr.
O. Gene Bicknell, the Bicknell Family Holding Company, L.P. and the Bicknell Family Foundation, and would no longer be a publicly traded company; and

         WHEREAS, pursuant to the Merger Agreement, the Company has offered to purchase the outstanding stock options issued under the Plan ("Options") pursuant to an Offer to Purchase and Consent Solicitation Statement ("Offer"), dated July ___, 2001, which includes a request for the consent of the holders of Options to certain amendments to the Plan and the Award Notice related to the grant of the Options, which amendments are necessary to consummate the Offer;

         NOW, THEREFORE, BE IT RESOLVED, that the Plan be amended as follows:

         Article II is hereby deleted in its entirety and a new Article II is replaced as follows:

                  II     DEFINITIONS

                  When used herein, the following terms shall have the meaning set forth below:

                  .1 "Award" means any Option granted under the Plan to a Participant by the Committee pursuant to such terms, conditions, restrictions and/or limitations, if any, as the Committee may establish by the Award Notice or otherwise.

                  .2 "Award Notice" means any written instrument that establishes the terms, conditions, restrictions, and/or limitations applicable to an Award in addition to those established by this Plan and by he Committee's exercise of its administrative powers.

                  .3  "Board" means the Board of Directors of the Corporation.

                  .4  "Change of Control Event" means each of the following:

                  (a) any person or entity becomes the beneficial owner (as defined in the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of the Corporation (not including any securities acquired directly from the Corporation or its affiliates) representing 25% or more of the combined voting power of the Corporation's then outstanding securities other than any person who is such a beneficial owner as of the date hereof; or

                  (b) during any period of two consecutive years (not including any period prior to the Effective Date of the Plan), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person or entity who has entered into an agreement with the Corporation to effect a transaction described in clause (a), (b) or (d) of this paragraph) whose election to the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously approved, cease for any reason to constitute a majority thereof; or

                  (c) the stockholders of the Corporation approve a merger or consolidation of the Corporation with any other corporation, other than
         (i) a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, at least 75% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation or (ii) a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person or entity acquires more than 50% of the combined voting power of the Corporation's then outstanding securities other than any person who is such a beneficial owner as of the date hereof; or

                  (d) the stockholders of the Corporation approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all the Corporation's assets.

                  .5 "Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

                  .6 "Committee" means the members of the Board's Stock Option Committee, or such other committee of the Board, authorized to administer the Plan under Article III hereof. The Committee shall consist of not less than two directors, each of whom is, and within the 12 months preceding his or her appointment to the Committee has been, a "disinterested person" within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  .7 "Common Stock" means either the Class A voting or Class B non-voting common stock, par value $.01 per share, of the Corporation, and after substitution, such other stock as shall be substituted therefor as provided in Article VII.

                  .8  "Corporation" means NPC International, Inc., a Kansas
                       corporation.

                  .9 "Date of Grant" means the date on which the granting of an Award is authorized by the Committee or such later date as may be specified by the Committee in such authorization.

                  .10 "Effective Time," in the context of this Article and Section .4 of Article VII, shall have the meaning set forth in the Merger Agreement.

                  .11 "Eligible Employee" means any employee of the Corporation or a Subsidiary who satisfies the requirements of Article IV.

                  .12 "Fair Market Value" means (A) during any such time as either class of Common Stock is not listed upon an established stock exchange or the NASDAQ/National Market System, the mean between dealer "bid" and "ask" prices of such class of Common Stock in the over-the-counter market on the day for which such value is to be determined, as reported by the National Association of Securities Dealers, Inc. or (B) during such time as either class of Common Stock is listed upon an established stock exchange or exchanges or the NASDAQ/National Market System, the highest closing price of such class of Common Stock on such stock exchange or exchanges or the NASDAQ/National Market System on the day for which such value is to be determined, or if no sale of either class of Common Stock shall have been made on any stock exchange or the NASDAQ/National Market System that day, on the next preceding day on which there was a sale of such class of Common Stock.

                  .13 "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.

                  .14 "Merger Agreement," in the context of this Article and Section .4 of Article VII , means the Agreement and Plan of Merger, dated as of May 10, 2001, by and between Mergeco, Inc., and NPC International, Inc.

                  .15 "Merger Consideration," in the context of this Article and Section .4 of Article VII, means share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to the Merger Agreement) that shall be converted into and become the right to receive $11.55 in cash, without interest thereon, pursuant to the Merger Agreement.

                  .16 "Non-Qualified Stock Option" means an Option which is not intended to be an Incentive Stock Option.

                  .17 "Option" means an Award granted under Article VI of the Plan and includes Non-Qualified Stock Options and Incentive Stock Options to purchase shares of either class of Common Stock.

                  .18 "Participant" means an Eligible Employee to whom an Award has been granted by the Committee pursuant to the Plan.

                  .19 "Plan" means the Corporation's Amended and Restated NPC International, Inc. 1994 Stock Option Plan.

                  .20 "Subsidiary" means any corporation of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation.

                  Article VII is hereby amended, and a new .4 is added as follows:

                  .4 Effective as of the Effective Time, each outstanding and unexercised option to purchase shares of Company Common Stock (collectively, the "Company Stock Option(s)") issued under the Plan, as amended through the date hereof, whether vested or unvested, to any Participant other than O. Gene Bicknell, shall terminate and be cancelled (the "Cancelled Company Stock Options"), and each holder of a Cancelled Company Stock Option shall be entitled to receive, in consideration therefor and upon satisfaction of the condition to vesting of each applicable installment of the Cancelled Company Stock Option that would have taken place if such cancellation had not occurred ("Vested Installment"), a cash payment (which payment shall be made as soon as practicable after the vesting of the applicable Vested Installment) equal to the product of (a) the excess, if any, of the Merger Consideration over the per share exercise price of the Cancelled Company Stock Option, multiplied by (b) the aggregate number of shares of Company Common Stock then subject to the applicable Vested Installment. Accordingly, as soon as practicable after the Effective Time, the Corporation shall pay to each holder of Cancelled Company Stock Options the amount determined above with respect to the options vested as of the Effective Time, and thereafter cash payments for the remaining options shall be paid as they otherwise would have vested. All cash payments may be reduced by any required withholding taxes. Each outstanding and unexercised Company Stock Option issued under the Plan, whether vested or unvested, to O. Gene Bicknell shall be cancelled as of the Effective Time and have no further force or effect.

         FURTHER RESOLVED, that the foregoing amendments shall be effective for each Participants that duly consents to the foregoing amendments to the Plan, to be effective at the effective time of the Merger.

================================================================================

                                 TENDER OFFER

                            ALL OUTSTANDING OPTIONS

       UNDER THE NPC INTERNATIONAL 1994 NON-QUALIFIED STOCK OPTION PLAN

                                      OF

                            NPC INTERNATIONAL, INC.

                             --------------------

Any questions or requests for assistance or additional copies of any documents referred to in the Tender Offer may be directed to Susie Edwards, Employee Benefits Manager, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762, (telephone: (800) 492-3633).

                             --------------------

                                 July 3, 2001

================================================================================

                                      42